April 30, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 3.2% from $639,561 to $659,862 and total expenses decreased 0.7% from $416,755 to $413,659. Minority interest in income of real estate joint venture increased 23.7% from $20,046 to $24,788. As a result, net income increased 9.2% from $202,760 to $221,415 for the three month period ended
March 31, 1998, as compared to the same period in 1997. The increase in revenue can be attributed to an increase in rental income due to higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 81.2% for the three month period ended March 31, 1998 as compared to 85.6% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased by approximately $4,600 (1.3%) primarily as a result of a decrease in salaries and wages. General and administrative expenses remained constant. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue and lower salaries and wage expense.

The General Partners plan to continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President